UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 23, 2022, Global Blue Group Holding AG issued a press release, attached as exhibit 99.1 to this Form 6-K, announcing that Global Blue CEO, Jacques Stern, will be presenting at the Walpole British Luxury Summit in London on May 23, 2022 at approximately 1pm CET. The press release also provides information regarding the continued recovery of Tax Free Shopping in Continental Europe. In addition, a copy of the presentation containing further details will be available for a limited time under the Events and Presentations section of the company’s investor relations website.

This report on Form 6-K and the exhibit hereto shall be deemed to be incorporated by reference in the registration statements on Form F-3 (No. 333-259200) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2022

GLOBAL BLUE GROUP HOLDING AG

By:         /s/ Jacques Stern
Name:         Jacques Stern
Title:         Chief Executive Officer

EXHIBIT INDEX

Exhibit number	Description
99.1	Press release